L.	Proxy Voting.

As a fiduciary, an investment adviser with proxy voting authority has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act (the “Proxy Voting Rule”) places specific requirements on registered investment advisers with proxy voting authority. In light of the Firm’s particular investment strategies and focus, the Firm does not contemplate being in a position to receive or vote any proxies. In the case that a Fund does delegate proxy voting responsibilities to the Firm, the Firm further delegates proxy voting responsibilities to the underlying Portfolio Adviser. In those cases, the Firm will monitor the proxy voting policies and procedures of the Portfolio Advisers to the Funds.

1.       Voting Proxies in Best Interest of each particular Account.

If and when the Firm retains proxy-voting responsibilities, it will vote proxies in the best interests of each particular Fund, which may result in different voting results for proxies for the same issuer. Generally, the Firm believes that voting proxies in accordance with the following guidelines is in the best interests of each Fund and the investors in each Fund.

(a)	Generally, the Firm and each Portfolio Adviser will vote in favor of routine corporate housekeeping proposals, including election of directors (where no corporate governance issues are implicated), selection of auditors, and increases in or reclassification of common stock.

(b)	Generally, the Firm and each Portfolio Adviser will vote against proposals that make it more difficult to replace members of the issuer’s board of directors, including proposals to stagger the board, cause management to be overrepresented on the board, introduce cumulative voting, introduce unequal voting rights, and create supermajority voting.

For other proposals, the Firm and each Portfolio Adviser will determine whether a proposal is in the best interests of the applicable Fund and may take into account the following factors, among others:

(i)	whether the proposal was recommended by management and the Firm’s or the applicable Portfolio Adviser’s opinion of management;

(ii)	whether the proposal acts to entrench existing management; and

(iii)	whether the proposal fairly compensates management for past and future performance.

In regard to a registered investment company (a “Fund”), the Fund’s Board of Trustees has adopted a policy of delegating the responsibility for voting proxies, if any, to the investment adviser for each fund. The investment adviser may further delegate the responsibility

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for voting proxies to one or more sub- advisers retained to provide investment advisory services. The investment adviser or the sub- adviser must vote proxies in a manner consistent with the best interest of the Fund and its shareholders. The Fund’s Board of Trustees set forth certain annual review and reporting requirements for the investment adviser to a Fund, and the Firm will undertake those reporting requirements. Additionally, a Fund must file an annual report of each proxy voted with respect to the securities held by the Fund during the twelve-month period ended June 30th each year on Form N-PX. The Firm will provide the required information, if any, to the Fund’s fund administrator to facilitate the filing of that report.